UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of: July 2019

Commission File Number: 001-37847

MOTIF BIO PLC
(Translation of registrant's name into English)

125 Park Avenue
25th Floor
New York, New York  10017
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

MOTIF BIO PLC
FORM 6-K

MOTIF BIO ANNOUNCES RECEIPT OF DEFICIENCY NOTICE FROM NASDAQ

On July 19, 2019, Motif Bio plc (the “Company”) issued a press release that it has received a deficiency notice from Nasdaq indicating that, based upon a review of Motif Bio’s Market Value of Listed Securities (MVLS) for the last 30 consecutive business days, the Company no longer meets the minimum MVLS standard for continued listing on the Nasdaq Capital Market as set forth in Nasdaq Marketplace Rule 5550(b)(2), which requires the Company to have a minimum MVLS of $35 million. The Nasdaq notification letter has no immediate effect on the listing or trading of the Company’s American Depository Shares (ADSs) on the Nasdaq Capital Market. Per Nasdaq’s regulations, Motif Bio will have until January 14, 2020, or 180 calendar days from the date of the notice, to regain compliance with the exchange's continued listing standard. If Motif Bio does not regain compliance with the rule by January 14, 2020, Nasdaq will provide notice that Motif Bio’s ADSs will be delisted from the Nasdaq Capital Market. At that time, Motif Bio may appeal the delisting determination. The Company will seek to regain compliance within the cure period and is considering appropriate business measures to address compliance with the continued listing standards of the Nasdaq Stock Market.  The press release is attached hereto as Exhibit 99.1.

The information contained in this report on Form 6-K, including the press release attached as Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-222614 and 333-222042), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit 99.1	Press release issued by Motif Bio plc, dated July 19, 2019, entitled “Motif Bio Announces Receipt of Deficiency Notice from Nasdaq.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOTIF BIO PLC

Date: July 19, 2019	By:	/s/ Graham Lumsden
	Name:	Graham Lumsden
	Title:	Chief Executive Officer